Exhibit 1

Dear Stockholder

You may well have seen some press over the last two weeks relating to the Initial Public Offering (“IPO”) of our subsidiary, Medicsight PLC on the London Stock Exchange’s Alternative Investment Market (“AIM”).

The reasons for the Medicsight PLC floatation were:

1.               to raise a net $60M in Medicsight PLC - which means that Medicsight PLC will require no further funding from MGT;

2.               to use part of the IPO proceeds to repay the final piece of debt (approximately $11.5M) back to MGT;

3.               to leave sufficient funds in Medicsight PLC for working capital and business development.

I am delighted to announce that the IPO was completed on schedule and Medicsight PLC’s shares were listed on the AIM exchange on June 21 under the ticker symbol “MDST”.

Immediately prior to the IPO, MGT sold down 11.7M Medicsight PLC shares in a private placement at £1.10, yielding net cash proceeds of $24M to MGT. This left MGT with 85M Medicsight PLC shares which will have a valuation of £1.10 to £3.50 on a 3 year target range.

These actions had the benefit of:

a.                                       releasing significant cash for future MGT investments;

b.                                      crystallising a market value for the remaining 85M Medicsight shares that we hold;

c.                                       reducing the MGT holding in Medicsight to a 55% controlling stake.

Post these transactions, MGT could have a current and potential Net Asset Value as follows:

MGT Net Asset Values ($000)	Jun 21	3 Year Target

Cash and Equivalents	$42,000	$42,000
Medicsight - 85M shares (£1.10 to £3.50)	$185,130	$589,050
Medicexchange - 22.5M shares (£1.25 to £2.50)	$55,600	$111,199
Net asset value	$282,730	$742,249

Per share (38.9M shares)	$7.27	$19.08

This does not include the full potential upside value in our cash investments or to our investment in Medicexchange. I am pleased to report that the investment in Medicexchange is beginning to reach fruition and we are generating substantial well targeted traffic to the website together with a wide variety of products for sale.  Our planned sales will come  both from on-line and off-line transactions as well as advertising revenues.  We will be testing a variety of pricing strategies over the next few months, all of which I hope will have a positive impact on our value.

We have refreshed our websites and you may wish to review the press cuttings and other dialogue relating to these events. www.mgtci.com www.medicsight.com www.medicexchange.com

Thank you for your continued support.

Kind regards

Yours sincerely

TIM PATERSON-BROWN

Chairman and Chief Executive Officer